

10030081



RECEIVED
MAR 2 5 2010
200
WASH, D.C.
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Walleye Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14601 27th Ave N, Suite 102
(No. and Street)

Plymouth	**MN**	**55447**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Goddard **(952) 345-6611**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

220 South Sixth Street	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

4/7

OATH OR AFFIRMATION

I, Peter Goddard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Walleye Trading LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NA



AMANDA L. CONLEY
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2011

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Walleye Trading LLC

Statement of Financial Condition

December 31, 2009

Contents

1001-1123516

Ernst & Young

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Walleye Trading LLC

We have audited the accompanying statement of financial condition of Walleye Trading LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2009, in conformity with U.S. generally accepted accounting principles.



March 15, 2010

1001-1123516

Walleye Trading LLC

Statement of Financial Condition

December 31, 2009

Assets	
Deposits with exchanges	$ 500,000
Receivables from brokers, dealers, and others	8,432,108
Securities owned, at fair value (pledged)	1,953,093,624
Memberships in exchanges	7,762,500
Total assets	$ 1,969,788,232
Liabilities and member's equity	
Liabilities:	
Accrued liabilities	$ 9,428,694
Payables to brokers, dealers, and others	104,450,637
Securities sold, not yet purchased, at fair value	1,711,171,729
Subordinated borrowings	1,000,000
Total liabilities	1,826,051,060
Members' equity	143,737,172
Total liabilities and members' equity	$ 1,969,788,232

See accompanying notes.

Walleye Trading LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Walleye Trading LLC (the Company), a Delaware limited liability company, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is primarily a market-making firm, engaged in U.S. equity options market making, Eurodollar options market making, and index options market making. The Company is a member of the following exchanges: International Securities Exchange, Inc. (ISE); the Chicago Board of Options Exchange, Inc. (CBOE); the NYSE Amex, LLC. (AMEX); the Boston Options Exchange Group LLC (BOX); the NYSE ARCA Exchange, Inc. (ARCA); the NASDAQ OMX PHLX Inc. (PHLX); the BATS Exchange, Inc. (BATS); and the Chicago Mercantile Exchange, Inc. (CME).

The Company clears its securities transactions through Goldman Sachs Execution & Clearing, L.P. (the Clearing Broker) and has a Prime Broker relationship with Citigroup Global Markets Inc. (the Prime Broker).

Walleye Trading Advisors, LLC (the Company Manager), a Minnesota limited liability company, serves as the manager of the Company. The Company Manager provides all services to operate the Company and maintains the financial records of the Company.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The following is a summary of significant accounting policies followed by the Company.

Revenue Recognition

Market-making and proprietary securities transactions are recorded on a trade-date basis and are recorded in net trading gains on options market making. Securities owned and securities sold, not yet purchased are stated at fair value. Options are valued at the published midpoint between the bid and ask prices at the close of the markets.

Interest is recorded on an accrual basis, and dividends are recorded on the ex-dividend date. Interest expense is incurred on securities purchased and on subordinated borrowings and is accounted for on an accrual basis.

2. Significant Accounting Policies (continued)

Memberships in Exchanges

Exchange memberships, which represent ownership interests in the exchange and provide the Company with the right to conduct business on the exchange, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimate of the impaired value. There were no exchange membership impairments in 2009. In addition, the membership in the CME requires a minimum $500,000 inactive clearing member security deposit. The deposit is required as long as the inactive clearing member status is maintained.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the Company's statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Recent Accounting Pronouncements

Measuring Liabilities at Fair Value

In August 2009, the Financial Accounting Standards Board (FASB) updated the accounting standards to provide additional guidance on estimating the fair value of a liability in a hypothetical transaction where the liability is transferred to a market participant. The standard is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition.

2. Significant Accounting Policies (continued)

The Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ (Codification) as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP). The Codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009. The Codification did not have a material effect on the Company's statement of financial condition.

Subsequent Events

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition. See Note 12 for the required disclosure.

Fair Value

In April 2009, the FASB updated the accounting standards to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability have significantly decreased relative to historical levels. The standard requires entities to disclose the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by GAAP shall be disclosed by major category. This standard is effective for annual reporting periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition.

3. Receivables From and Payables to Brokers, Dealers, and Others

Included in receivables from brokers, dealers, and others are dividends and interest receivable.

Included in payables to brokers, dealers, and others is the net trading statement balance within the clearance account held at the Clearing Broker.

The Company conducts business with brokers and dealers that are members of the major securities exchanges.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2009, securities owned and securities sold, not yet purchased by the Company consisted of the following:

	Owned	Sold
U.S. equity and index options	$ 1,471,647,160	$ 1,312,606,991
U.S. equities	481,446,464	398,564,738
Total	$ 1,953,093,624	$ 1,711,171,729

All securities owned are pledged to the Clearing Broker on terms that permit it to sell or repledge the securities to others subject to certain limitations.

Securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

4. Securities Owned and Securities Sold, Not Yet Purchased (continued)

Various inputs are used in determining the fair value of the Company's investments. These inputs are summarized in the three broad levels listed below:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risks, and the like).

Level 3 – Significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

All of the Company's securities owned and securities sold, not yet repurchased are valued based upon Level 1 fair value measurements. The level assigned to a particular security and the inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. No securities owned or securities sold, not yet purchased were deemed to be Level 3 during the year ended December 31, 2009. In addition, the Company's exchange memberships are valued based upon Level 2 fair value measurements.

5. Income Taxes

The Company has adopted new accounting guidance as codified in FASB Accounting Standards Codification (ASC) Topic 740 regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The Company has adopted the provisions of ASC Topic 740 and has determined there is no material impact to the statement of financial condition related to uncertain tax positions. Generally, the tax authorities can examine any tax returns filed for the last three years.

6. Related-Party Transactions

The Company renewed its Administrative Services Agreement (the Agreement) in 2009 with the Company Manager. The Agreement calls for the expenses associated with managing the Company, including both advisory services and other administrative services, to be allocated to and paid by the Company. These expenses are recorded on an accrual basis by the Company. These expenses are charged monthly by the Company Manager and are reflected in manager expenses in the statement of operations. At December 31, 2009, $4.82 million of these expenses were payable and are included in accrued liabilities in the statement of financial condition.

7. Subordinated Borrowings

During the year ended December 31, 2009, the Company has renewed the cash subordination agreements approved by the NASDAQ OMX PHLX, totaling $1 million, from two separate counterparties at interest rates based on the prime rate plus 225 basis points. The notes mature on September 30, 2010.

These subordinated borrowings, which are subordinated to all claims of general creditors of the Company, constitute part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

8. Financial Instruments

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from brokers, dealers, and others and subordinated borrowings. Memberships in exchanges owned are recorded at the lower of cost or estimated fair value. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into derivative contracts (Derivatives) as part of its market making and proprietary trading strategies and to manage the market and credit risks as part of its overall risk management process. The Derivatives that the Company may hold include, but are not limited to, dealer equity options. The Company records its Derivative trade-related activities at fair value.

9. Financial Instruments With Off-Balance-Sheet Risk

In the ordinary course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the counterparty or Clearing Broker is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company also assumes short positions in its inventory. These transactions result in off-balance-sheet market risk, as the Company's ultimate obligation to satisfy the short sale may exceed the amount recognized in the statement of financial condition.

All of the Company's receivables, securities owned, and securities sold, not yet purchased are maintained at the Clearing Broker. Should the Clearing Broker fail to meet its obligations, the Company would be exposed to credit risk.

10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the SEC's) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1 or other regulatory requirements.

At December 31, 2009, the Company had net capital of $134.4 million, which was $133.7 million in excess of the required net capital of $657,400.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2009, the Company was in compliance with all such requirements.

11. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

12. Subsequent Events

The Company has evaluated events or transactions that may have occurred after the balance sheet date for potential recognition or disclosure and noted the following item, which is not deemed to impact the December 31, 2009, statement of financial condition as presented herein. Effective April 1, 2010, the Company intends to have a capital distribution that will require the appropriate notification to the SEC and other regulators, and the capital will be dependent on the necessary approval.

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STATEMENT OF FINANCIAL CONDITION

Walleye Trading LLC
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


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